Exhibit 99.1

Nisun International Announces Strategic Collaboration with Shengda Coal to Jointly Develop
Supply Chain Services in Energy Industry

SHANGHAI, China, September 21, 2021 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced that  Fanlunke Supply Chain Management (Shanghai) Co., Ltd., a subsidiary of Fintech (Shanghai) Digital Technology Co., Ltd. and a controlled affiliate of the Company, has entered into a strategic collaboration agreement with Shanxi Guoxin Energy Corporation Shengda Coal Co., Ltd. (“Shengda Coal”). Under this agreement, the two parties will enter a joint cooperation to develop supply chain services targeting the coal industry.

Under this cooperation, the two parties will collaborate to improve and upgrade the logistics and operating efficiency of Shengda Coal, leveraging each party’s advantages, including Nisun’s expertise in supply chain management capabilities and Shengda Coal’s resources in the energy industry to optimize supply chain services. Through this cooperation, Nisun and Shengda Coal share resources to maximize financial gains. As a subsidiary of Huaxin Gas Group Co., Ltd. (“Huaxin Gas”), Shengda Coal commands significant market share and peak shaving capabilities, which will provide Nisun with opportunities to grow and expand its presence in the energy industry.

Mr. Xiaoyun Huang, Chairman and Chief Executive Officer of Nisun International, commented: “We are pleased to partner with Shengda Coal. This cooperation allows Nisun to continue improving its supply chain management capabilities while gaining practical experience in the energy industry. This strategic partnership further underscores our commitment to elevating our supply chain services for our customers across various industries.”

Shanxi Guoxin Energy Corporation Shengda Coal Co., Ltd. is a subsidiary of Huaxin Gas, a state-owned enterprise restructured and organized by three energy giants, which include Shanxi Guoxin Energy Corp., Ltd., Shanxi Gas Group Co., Ltd., and Shanxi International Energy Group Gasification Investment Management Co., Ltd. With about RMB91 billion in total assets, Huaxin Gas has the highest utilization rate of upstream coal bed methane resources, the strongest extraction capacity, the longest midstream pipeline network, the best gas storage and peak shaving capacity, and the largest downstream market share in the coal industry. In addition, Huaxin Gas is the only gas market entity in Shanxi province with the most completed supporting facilities and techniques.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-nasdaq.com/index.html.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun International’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun International encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contacts

Nisun International Enterprise Development Group Co., Ltd
Investor Relations
Tel: +86 (21) 2357-0055
Email: ir@cnisun.com

ICR, LLC
Tel: +1 203 682 8233
Email: nisun@icrinc.com